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January 23, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Mary K. Fraser, Esq.

Re:	OXIS International, Inc. Form SB-2 Registration Statement filed December 8, 2006 (File No. 333-139216)

Dear Ms. Fraser:

On behalf of OXIS International, Inc. (the “Company”), I write in reference to the above registration statement filed on December 8, 2006, in addition to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in a letter dated December 19, 2006, and our response letter and Amendment No. 1 to the registration statement filed on January 10, 2007. References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.

In a telephone conversation on January 12, 2007, the Staff requested that we update the executive compensation data in the registration statement to include information for 2006. In response to this request, the Company has further amended its registration statement to include compensation paid to officers and directors in 2006, and the revisions appear on pages 65, 66, 67 and 68 of Amendment No. 2 to the registration statement filed today (January 23, 2007).

We hope that the foregoing revisions satisfactorily address the comments of the Staff. If you have any questions, please contact me by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

/s/ Edgar D. Park, Esq.

cc: Marvin S. Hausman, MD
      OXIS International, Inc.